                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                              FOR DECEMBER 16, 2002

                                  TENARIS S.A.
                           23 Avenue Monterey, L-2086
                                   Luxembourg
                               (Registered Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                   Form 20-F  X            Form 40-F
                                            -----                   -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                         Yes               No  X
                                            -----            -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not applicable.

         The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

         This report contains Tenaris's press release announcing its new board of directors.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           Tenaris S.A.

                           By: /s/ Fernando Mantilla
                               -------------------------------------
                               Name:  Fernando Mantilla
                               Title: Secretary to the Board

Dated: December 16, 2002.